UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On December 18, 2023, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, Nasdaq staff (the “Staff”) determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market. Nasdaq Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq.

The Company has submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities pending the Panel’s decision. Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel will be held on March 14, 2024. At the hearing, the Company must demonstrate its ability to regain compliance with the particular deficiencies cited by Staff, as well as its ability to sustain long-term compliance with all applicable maintenance criteria.

On February 21, 2024, the Company received a letter from Nasdaq, indicating that the Company was not in compliance with Listing Rule 5250(c)(1), because it has not yet filed its Form 20-F for the period ended September 30, 2023. The Staff further noted that the Panel would consider this matter in rendering a determination regarding the Company’s continued listing on The Nasdaq Capital Market. Pursuant to Listing Rule 5810(d), the Company should present its views regarding this additional deficiency at its Panel hearing. If the Company fails to address the aforementioned issue, the Panel will consider the record as presented at the hearing and will make its determination based on that information.

The Company is presently conducting an internal review with its management and external advisors, and is exploring various remedial actions to regain compliance with the requirements set out above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: February 23, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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